P.E. 1/23/02
333-6184

02011850

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period December 14 to January 23, 2002

ARC ENERGY TRUST

(Translation of registrant's name into English)

2100, 440 2nd Avenue S.W., Calgary, Alberta T2P 5E9 (Canada)

(Address of principal executive officer)

(403) 503-8600

(Telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20F ______ Form 40-F √_____

Indicate by check mark whether the registrant by furnishing information contained in this form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No √_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following documents are included in this Form 6-K:

1. Press Release dated December 18, 2001..
2. Press Release dated January 2, 2002.
3. Press Release dated January 22, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: January 23, 2002

ARC ENERGY TRUST
by ARC Resources Ltd.

By: *"Allan R. Twa"*
Allan R. Twa
Secretary

1

NEWS RELEASE
December 18, 2001

ARC ENERGY TRUST CONFIRMS JANUARY 15, 2002 CASH DISTRIBUTION AMOUNT

CALGARY, December 18, 2001 (AET.UN and ARX - TSE) ARC Energy Trust ("the Trust") confirms that the cash distribution to be paid on January 15, 2002 in respect of December production, for unitholders of record December 31, 2001 will be $0.15 per trust unit. The ex-distribution date is December 27, 2001.

Cash distributions paid to unitholders during the 2001 calendar year totaled $2.41 per trust unit. For tax purposes, the Trust expects that approximately 30 per cent of the distributions will be treated as return of capital, with the remaining portion being income.

ARC will issue a news release in mid-January announcing distributions payable for the first quarter of 2002. These distributions will be dependent upon operating results and commodity prices prevailing at that time.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer

For further information about ARC Energy Trust, please visit our website **www.arcresources.com** or contact:

Jan Young, Manager, Investor Relations, E-mail: jyoung @arcresources.com
Telephone: (403) 509-6418 Fax: (403) 509-6417
Toll Free 1-888-272-4900

ARC Resources Ltd.
2100, 440 - 2nd Avenue S.W.
Calgary, AB T2P 5E9
Tel: (403) 503-8600

2

PRESS RELEASE

FOR IMMEDIATE RELEASE
January 2, 2002

CALGARY, January 2, 2002 (AET.UN and ARX – TSE) ARC Resources Ltd. along with the ARC Energy Trust announces the increase to the Exchange Ratio of the Exchangeable Shares of the corporation from 1.18422 to 1.19699. Such increase will be effective on January 15, 2002.

The following are the details on the calculation of the Exchange Ratio:

Record Date of ARC Energy Trust Distribution	Opening Exchange Ratio	ARC Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of AET.UN (Prior to the end of the Month)	Increase in Exchange Ratio **	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
December 31, 2001	1.18422	$0.15	$11.7491	0.01277	January 15, 2002	1.19699

** The increase in the Exchange ratio is calculated by dividing the ARC Energy Trust Distribution per Unit by the 10 day weighted average trading price of AET.UN.

A holder of ARC Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 – 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is www.computershare.com.

ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer

For further information about ARC Energy Trust, please visit our website **www.arcresources.com** or contact:

Jan Young, Manager, Investor Relations, E-mail: jyoung @arcresources.com
Telephone: (403) 509-6418 Fax: (403) 509-6417
Toll Free 1-888-272-4900
ARC Resources Ltd.
2100, 440 – 2nd Avenue S.W.
Calgary, AB T2P 5E9
Tel: (403) 503-8600

3

NEWS RELEASE

January 22, 2002

ARC ENERGY TRUST ANNOUNCES MONTHLY CASH DISTRIBUTIONS TO BE PAID FOR FIRST QUARTER 2002

CALGARY, January 22, 2002 (AET.UN and ARX - TSE) ARC Energy Trust ("the Trust") announced *today that a cash distribution of $0.13 per trust unit will be paid on February 15, 2002 in respect of* January production. This distribution incorporates approximately 10 per cent of cash flow withheld for the financing of capital expenditures in order to provide more sustainable distributions in the long-term. Based upon the current forward market for commodity prices of approximately US $19.00 for West Texas Intermediate (WTI) crude oil and CAN $3.00 per mcf for AECO natural gas, it is expected that this level of distribution can be maintained through the first quarter as follows:

Record Date	Ex-Distribution Date	Distribution Date	Distribution Per Unit
January 31	January 29	February 15	$0.13
February 28	February 26	March 15	$0.13*
March 31	March 26	April 15	$0.13*

*** Estimate based upon current market outlook and subject to change based upon actual market conditions.**

Commodity prices are expected to continue to fluctuate which would have an impact on cash available for distribution by the Trust. While the distribution level of $0.13 per unit per month could be sustained for the first quarter 2002 under the current forward market prices, concern exists regarding the potential for weaker prices for the balance of the quarter and beyond. Actual distributions payable in March and April will be dependent upon operating results and commodity prices prevailing at that time.

The manager of the Trust maintains an active hedging program directed towards providing stable and predictable cash distributions. For the calendar year 2002, approximately 56 per cent of crude oil and natural gas liquids production and 40 per cent of natural gas production has been hedged.

As at January 15, 2002, the Trust's trailing twelve-month distributions total CAD $2.31 per unit.

The information contained in this press release contains forward-looking first quarter information. The reader is cautioned that assumptions used in the preparations of such information, particularly those pertaining to production levels, operating costs and drilling results, although considered reasonable by the Trust at the time of preparation, may prove to be incorrect. The actual results achieved during the first quarter may vary from the information provided herein and the variations may be material. Consequently, there is no representation by the Trust that actual results achieved during the first quarter will be the same in whole or in part as those presented herein.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer

For further information about ARC Energy Trust, please visit our website **www.arcresources.com** or contact:

Jan Young, Manager, Investor Relations, E-mail: jyoung @arcresources.com
Telephone: (403) 509-6418 Fax: (403) 509-6417
Toll Free 1-888-272-4900

ARC Resources Ltd.
2100, 440 – 2nd Avenue S.W.
Calgary, AB T2P 5E9
Tel: (403) 503-8600